Exhibit 99.1

January 10, 2024

The Honorable Frank Pallone Jr.

Committee on Energy and Commerce

United States House of Representatives

2125 Rayburn House Office Building

Washington, DC 20515-6115

Re:	Response to Committee Letter of December 18, 2023

Dear Ranking Member Pallone:

Diversified Energy Company PLC (“Diversified” or “the Company”) submits this letter in response to your letter dated December 18, 2023 (your “December Letter”). We appreciate the opportunity to share information with the Committee on Energy and Commerce (“Committee”) about our company, our business model, and our actions to responsibly manage and produce energy from existing U.S. infrastructure assets.

Diversified is a leading U.S. independent energy company engaged in the production of natural gas, natural gas liquids (“NGLs”), and oil, with the vast majority of our production being natural gas. We have 1,600 employees across ten states in the Appalachian and Central regions of the U.S., including our headquarters in Alabama and operations in Kentucky, Louisiana, Ohio, Oklahoma, Pennsylvania, Tennessee, Texas, Virginia, and West Virginia.

Diversified has a differentiated business model: we acquire already drilled wells and then implement mechanical, process, and technology improvements to enhance safe operations, reduce emissions, increase production, and optimize operations before safely and permanently retiring the wells at the end of their useful lives. This approach makes us unique among U.S. energy producers. We do not actively engage in large-scale, capital-intensive drilling, fracturing, and development programs that seek to capture short-term high production and revenue. Instead, we focus on improving the environmental performance and production from existing, long-life assets that may otherwise be considered non-core to the business models of other operators, while also permanently retiring the wells at the end of their useful lives.

In addition to our primary business of producing natural gas, NGLs, and oil for our local communities and our country, we own and operate a large well retirement (plugging) business called Next LVL Energy. This business retires three categories of wells in the Appalachian basin: (a) end-of-life wells owned by Diversified, (b) wells owned by other oil and gas companies, and (c) abandoned or sometimes called “orphaned” wells with no current owner that are the responsibility of the state for retirement/plugging.

In summary, Diversified’s model is a stewardship model- executed daily by our capable team of professionals - which provides critical solutions to responsibly producing cleaner-burning U.S. natural gas, managing existing infrastructure assets, and delivering well retirement and reclamation efforts.

1600 Corporate Drive | Birmingham, AL | 35242	www.div.energy

Honorable Frank J. Pallone, Jr

January 10, 2024

Our corporate values help guide our actions, our programs, and our investments and are the foundation of our stewardship business model. These corporate values are as follows:

•	Value the dignity and worth of all individuals
•	Act with personal and business integrity
•	Commit to excellence in our performance
•	Respect environmental stewardship as we make business decisions
•	Exhibit courage of convictions, challenge the status quo, and strive to create value
•	Seek opportunities for continuous learning and improvement
•	Serve and support our teams and communities with passion and enthusiasm

We believe natural gas is a reliable, efficient, abundant, affordable, and clean energy source that plays a vital role in meeting the rising demand for energy in our country and the world. Our country is rich in natural gas resources, which are critical to maintaining affordable and reliable energy, providing U.S. energy security, and driving continued climate progress. We agree with the statements in your December Letter on the importance of efforts to address the impacts of methane emissions and believe this should continue to be a key area of focus for the U.S. energy sector.

For our part, Diversified is committed to reducing the methane emissions intensity of our operations, and we are pleased with the positive results we have achieved to date. In fact, we are proud to have reduced our Scope 1 methane emissions intensity by over 25% company-wide and over 30% specifically in Appalachia since calendar year 2020. Additionally, we were one of the strongest and most public energy company advocates of the recently passed Inflation Reduction Act (“IRA”) and are partnering with states to provide solutions for their orphan well programs.

We are proud to be part of the solution to the broader challenge of aging energy infrastructure and to do our part in driving our country’s energy, climate, and economic security. Global events in 2022 and 2023 – from the post-pandemic rebounds to Russia’s invasion of Ukraine to the war in Gaza – brought into sharp focus the importance of the U.S. maintaining energy security and reliable access to energy, all while continuing to reduce carbon emissions.

In 2022, Diversified produced over 810 million net cubic feet of natural gas equivalent per day to meet the energy demands of our customers, which include local municipalities, utilities, direct retail customers, manufacturers, gathering and processing facilities, other producers, and energy marketers. And we delivered this significant amount of energy without actively engaging in expansive, capital-intensive, and water-consuming new drilling and development.

With a focus on continuous improvement and investments in leading emissions detection, measurement, and mitigation technologies, we are reducing emissions at the facilities we acquire, producing natural gas differentiated for its low-methane intensity environmental attributes, identifying emission sources from other operators, and actively retiring orphan wells for several states. As a result of our actions, investments, and proven operating practices, the Environmental Defense Fund (“EDF”), in a recently published report, 1 identified Diversified as a proven buyer of assets who can work to implement standards for climate-aligned asset transfers.

1            Gabriel Malek, et al., Transferred Emissions: How Risks in Oil and Gas M&A Could Hamper the Energy Transition (2022), accessible at https://bit.ly/3vraBN3.

Honorable Frank J. Pallone, Jr

January 10, 2024

Our actions and investments to date have driven measurable environmental gains, and we continue to invest in emerging emissions monitoring, measurement, and mitigation technologies to drive further progress. Due to our large operating footprint and reputation as an innovator, we are often approached by providers of emissions detection and monitoring technologies that desire to partner with us to further develop and prove their cutting-edge solutions. We utilize custom emissions detection and measurement technologies for our assets while leveraging time-tested business practices, such as our centralized control and monitoring centers equipped with real-time monitoring capabilities and extensive on-site well inspections from our well tenders.

Our operations and investments are a vital part of our country’s economic security, as well as that of state and local communities. Not only do the products we produce and transport contribute to our nation’s affordable and sustainable domestic energy supply, but we also provide jobs, pay mineral royalties, hire contractors and service companies, and generate tax revenues in the communities where we operate.

We make meaningful contributions to the economies of the ten states where we operate and work. We provide more than 1,600 employees and their families with competitive salaries and benefits and have a positive working relationship with the United Steelworkers Union, which represents some of our employees. We also make significant royalty payments to private landowners and federal and state governments, generate state and local tax revenues, and make other investments in our supply chain and local communities. For example, during 2022:

•	We directly distributed approximately $507 million in royalty payments to a multitude of private and government mineral interest owners across our operating footprint.
•	We directly contributed $105 million in state and local taxes.
•	Indirectly, our business activities supported more than 8,600 ancillary jobs.
•	We provided approximately $735 million in ancillary labor income, including for contractors and suppliers who contribute to or participate in some way to our ongoing operations.

In the following pages, we are pleased to provide further context as to why our business strategy, stewardship model, and corporate culture make Diversified “the Right Company at the Right Time,” providing a tangible, solutions-based approach for existing energy infrastructure and the energy transition.

Your December Letter includes questions regarding our approach to well management, our efforts to reduce emissions at our facilities, including detecting and repairing methane leaks, and our approach to well retirement, including our analysis of associated costs. We discuss each of these issues in more detail below.

Honorable Frank J. Pallone, Jr

January 10, 2024

I.       Our Approach to Smarter Asset Management

Our Smarter Asset Management (“SAM”) program is designed to increase efficiencies, reduce fugitive greenhouse gas (“GHG”) emissions, and deliver improvements in production at existing facilities. The foundation of our SAM program is focused attention on well maintenance and production, where our well tenders serve in the role of production specialist, maintenance engineer, and emission detection technician. Our well tenders treat each of their assigned wells as their personal asset, understanding the operational, financial, and capital impact for every action taken at the well site. Because many of the assets we acquire are non-core to the sellers’ portfolios, these assets often provide Diversified with a variety of SAM optimization opportunities to improve or restore production from the wells via low-cost techniques.

SAM begins as we acquire existing assets that are no longer core for another operator but important to our stewardship business model and operations. During acquisition diligence for each asset, we begin conversations with operations personnel on opportunities to improve emissions and operational efficiency for that asset. We typically find that potential improvement projects are well known to personnel joining us through acquisitions, where there are often specific opportunities waiting for action. Examples include well workovers, application of new technology, minor construction projects, elimination of redundancies and equipment, or other operational enhancements.

Our SAM program has successfully led to improved production, lower per-unit operating costs, and a reduction in fugitive GHG emissions. For example, in 2022, we replaced or removed 283 tanks, upgraded 29.5 miles of pipeline, and removed 16 compressors and 6,062 horsepower from our midstream assets. As a result of an extensive verification process of our Appalachian wells, we were able to reduce our reported fugitive emissions in 2022 by 64 thousand metric tons of carbon dioxide equivalent (“MT CO2e”). We also previously committed to installing air compression to eliminate the use of natural gas-driven pneumatic devices at 150 well pads or compression facilities by 2026, or approximately 30 pads or facilities per year.

We have also entered into agreements with several States to put wells back into production where possible. For example, in West Virginia, the State Department of Environmental Protection’s Office of Oil and Gas determined that “it is in the best interests of the state and its citizens that [Diversified’s] wells be identified and that where a bona fide future use exists, wells should be placed back into production .. . . .” 2 Our SAM program successfully returned 885 wells to production in West Virginia in the last five years. In 2023 alone, we returned 261 wells to production in West Virginia. At the same time, we plugged 269 end-of-life, Diversified-operated wells in the state over the last five years, with 78 of those in 2023.

2            West Virginia law gives the Office of Oil and Gas discretion to not require the plugging of wells based on a potential bona fide use of the wells. “Any well . . . which is not in use for a period of twelve consecutive months shall be presumed to have been abandoned and shall promptly be plugged by the operator in accordance with the provisions of this article, unless the operator furnishes satisfactory proof to the director that there is a bona fide future use for such well.” See W. Va. Code § 22-6-19 (2022).

Honorable Frank J. Pallone, Jr

January 10, 2024

We employ industry standard practices for the operation, inspections, maintenance, and retirement of our wells, but our stewardship business model, which focuses on the operation of mature existing assets, encourages our field employees to optimize well productivity and create efficiencies and economies of scale where previous owners chose not to achieve. Our acquisition strategy brings existing wells under the stewardship of a production-focused, responsible operator versus other operators that may prioritize the development of new wells rather than the optimization of existing wells.

II.       Well Visits

Physical and virtual well visits are an important component of our SAM program. In addition to completing an extensive number of physical inspections for our wells, we continue to increase our virtual well visits through the use of Supervisory Control and Data Acquisition (“SCADA”) technology.

The number of well visits per day is carefully tailored to the needs of each facility, including operating status, regulatory requirements and available monitoring data. For example, we generally schedule a visit to a producing well as often as daily for our highest producing wells, to a few times per week, bi-weekly, monthly, or even quarterly based on the well’s production level and relevant regulatory guidance. In 2022, we completed two or more leak inspections on 95% of producing well sites in Appalachia. In 2023, that percentage increased to 99.92% of producing well sites company-wide.

The purpose of well visits may include but is not limited to, verifying that operations are as expected, verifying production levels, making operational adjustments, performing scheduled maintenance or repairs, gathering production and operational data, performing required and voluntary Audio, Visual, and Olfactory (“AVO”) inspections, or performing required and voluntary Leak Detection and Repair (“LDAR”) surveys. Time spent on site for a well visit is different depending on the nature of the visit and can range from 15 minutes to several hours.

III.       Reducing GHG Emissions

Our business model is built on the practice of safe operations, environmental stewardship, production optimization, and capturing cost efficiencies. Our teams have worked diligently and creatively over the past several years to detect, measure, and mitigate fugitive emissions. Several credible third-party, independent organizations have recognized Diversified’s measurement-driven emissions reduction approach, including the Oil & Gas Methane Partnership 2.0 (a United Nations organization, which awarded Diversified with the Gold Standard Pathway), Project Canary (awarded Diversified with the TrustWell Gold rating), and MSCI (awarded Diversified with a leadership sustainability rating status of AA).

We have made significant progress toward meeting our publicly stated targets of reducing Scope 1 methane emissions intensity from our 2020 baseline by 30% and 50% by 2026 and 2030, respectively. One example of our active reduction of methane emissions is our voluntary conversion of pneumatic controllers to zero-emission controllers, having converted over 3,400 devices located on 111 pads in the last two years, with estimated annual emission reductions of 57,000 MT CO2e. We remain committed to our broader public goal of achieving net-zero Scope 1 and 2 absolute GHG emissions by 2040.

Honorable Frank J. Pallone, Jr

January 10, 2024

In 2023, we were an active participant in a National Petroleum Council (an oil and gas advisory committee to the Secretary of Energy) team conducting emission reduction workshops for smaller operators. In these four workshops conducted across the U.S., we shared our successful approach to methane emission reduction. Beyond these workshops, we have actively assisted other operators over the last two years in achieving success in emission detection and reduction by presenting at several technical conferences for operators, industry, and state environmental regulators. This outreach to help others is just one example of our leadership and commitment to emission detection and reduction.

In our annual Sustainability Report, we provide full transparency of our emissions accounting methods, and we voluntarily reported emissions assured by an independent assurance provider in accordance with international standards (AccountAbility 1000 Assurance Standard v3 (AA1000AS)). Because of our heritage of being publicly traded on the London Stock Exchange since 2017, we have utilized the Intergovernmental Panel on Climate Change (“IPCC”) reporting format for emissions reported in our Sustainability Report. This approach differs slightly from EPA reporting, which prescribes specific emissions factors regardless of engineering estimates or direct measurement factors. In our 2019 inaugural Sustainability Report, we explained that the EPA established these prescribed emission factors in the 1990s to represent potential average emission rates for equipment such as pneumatic controllers, pneumatic pumps, and equipment leaks. The EPA has not adjusted these prescribed factors in nearly 30 years.

While we know that our approach under the IPCC reporting structure provides a more accurate representation of our emissions, our EPA reported data on emissions is also available through the EPA reporting systems. This data does not differ significantly from our IPCC-based estimates, except in the case of pneumatic controllers, where the EPA uses 13.5 standard cubic foot (“scf”) and the IPCC-permitted best engineering estimates uses 5.5 scf. The difference between these two GHG accounting methods will likely be resolved when EPA finalizes the updated Subpart W Greenhouse Gas Reporting Rules, which is expected to occur in early 2024.

To the extent that EPA or IPCC GHG reporting protocols allow accounting for the condition of assets, these are incorporated into our accounting and reporting process.

IV.       Methane Emissions Detection and Measurement

Effective leak detection and reduction have been a major area of focus for our SAM program. As such, we continue to invest significantly in industry-leading detection and measurement capabilities of fugitive emissions and prioritize their repair and elimination. We focus our leak-detection activities, including the use of LDAR equipment and Light Detection and Ranging (“LiDAR”) technologies across our entire asset portfolio, inclusive of compression facilities and well sites.

We have attained industry firsts in emission detection and quantification technology through the deployment of Sensors, Inc.’s SEMTECH® HI-FLOW 2 measurement device and Opgal’s EyeCSite® Quantitative Optical Gas Imaging solution. We continue to collaborate with other technology providers to evaluate and test emerging technologies. In 2023, we conducted extensive field trials with Xplorobot’s Laser Optical Gas Imaging and quantification technology. This technology will meet the requirements of EPA’s newly finalized Quad Ob regulations and provide a digital twin of equipment and emissions, along with quantification. We also conducted field trials with Heath Consultants’ Remote Methane Leak Detection RMLD-OGI technology.

Honorable Frank J. Pallone, Jr

January 10, 2024

In response to your questions about our use of continuous methane monitors, we currently use continuous monitoring systems, including systems by Project Canary and Qube Technologies, for a portion of our assets located in our Central Region (Oklahoma, Texas, Louisiana). These systems are helpful and are monitored 24 hours a day by our Integrated Operations Control Center (IOC). In the event that elevated methane emission levels are detected, we investigate and address the emission.

In general, continuous monitoring systems are undergoing rapid technological advances, particularly in the use of laser-based technology to both identify and measure methane emissions. While we are committed to continued investments in detection and measurement technologies, to date, no fixed, on-site continuous monitoring system has been able to address the large error margins present within current technology. The latest comparison of the performance of industry-utilized continuous monitoring systems was reviewed by Colorado State University’s Methane Emissions Technology Evaluation Center (METEC), which found that “for a release rate of 0.1–1 kg/h, the solutions’ mean relative errors ranged from −44% to +586% with single estimates between −97% and +2077%, and four solutions’ upper uncertainty exceeding +900%.” 3 One reason for this large error margin is the need to use Gaussian dispersion modeling and highly accurate meteorological data to estimate emissions, which have been widely variable.

In addition to fixed monitoring, we also conduct aerial LiDAR surveys developed by Bridger Photonics, Inc (“Bridger”). Since early 2022, we have flown over 20,000 miles of our gathering systems and over 20,000 facilities using Bridger’s best-in-class Gas Mapping LiDAR. Unlike fixed detection, which uses models, Bridger collects real-time data, which allows very accurate quantification of emissions without the use of models.

Furthermore, we have a successful voluntary, ground-based LDAR program. In 2022, we expanded our handheld emission detection capabilities with the distribution of additional leak detection devices to our well tender employees, including some devices that allow us to detect emissions as small as one part per million (“PPM”), a threshold well under the EPA’s own leak definition of 500 PPM. 4 Our fleet of handheld detection devices is described fully on page 26 of our 2022 Sustainability Report, and includes over 600 Teledyne-FLIR GT-44 methane detection instruments and 55 Heath Consultants RMLD-CS devices. In 2023, we conducted over 246,000 handheld leak surveys for approximately 68,000 sites. On a site basis, we attained a zero emission rate of 97.75%.

3            Clay Bell, et al., Performance of Continuous Emission Monitoring Solutions under a Single-Blind Controlled Testing Protocol, 57 Environ. Sci. Technol, 5794-5805 (2023), accessible at https://pubs.acs.org/doi/epdf/10.1021/acs.est.2c09235.

4            Diversified Energy, Decarbonising While Delivering, 26 (2022), accessible at https://bit.ly/3NXwObJ.

Honorable Frank J. Pallone, Jr

January 10, 2024

The results of our voluntary leak detection surveys are incorporated into our reports to the EPA and our voluntary GHG reporting in our Sustainability Report. The data for 2022 is available on page 23 of our 2022 Sustainability Report, which is available on our website, div.energy.

The December Letter references a 2021 Bloomberg article alleging that our wells “may be leaking a substantial amount of methane.” This statement is not accurate and was based on a misinterpretation of reports related to 44 well site visits, which represent less than a fraction of a percent of our wells across Appalachia. As noted above, we have voluntarily conducted 246,000 emission detection surveys on our well sites and those surveys have determined that our current company-wide fugitive emission free rate in 2023 for our natural gas and oil wells is 97.75%, meaning that nearly all of our sites had no unintended emissions at the time of the survey. These positive results are a reflection of our proactive, stewardship business model. As a result of our expansive emission detection survey program, our use of industry-leading detection technologies and our operating practices focused on continually mitigating unintended emissions, the data is clear that the Bloomberg article does not accurately reflect true emissions performance from our assets.

V.       Well Retirement and Remediation

Through our wholly-owned subsidiary, Next LVL Energy, Diversified is a leader in well retirement (plugging) in Appalachia. Our asset retirement program and our tangible investments reflect our commitment to our stakeholders, including the communities and states in which we operate. We are committed to the responsible retirement of our end-of-life wells and we plan to continue to invest and innovate with our retirement company.

Beginning in 2017, we proactively met with state officials to develop long-term plans to retire our portfolio of long-life wells. Collaborating with the state regulators, we designed our retirement activities to be equitable for all stakeholders with an emphasis on retiring wells at a higher rate than the previous operators, as well as efforts to return wells to a state of production.

We have established agreements for retiring wells with our primary Appalachian states of operation (Pennsylvania, Kentucky, Ohio, and West Virginia) and have consistently met or exceeded our annual commitment for well retirements as required by these agreements.

During the six months ending June 30, 2023, we retired 100 Diversified wells, inclusive of the Central Region, at an average cost of $25,000 per well. We achieve these costs because we perform a large majority of the well retirement work ourselves. For example, our earth moving/construction equipment is owned and operated by Diversified and used to prepare and reclaim well retirement locations. This direct performance of the work associated with well retirement is an important factor as to why our costs are lower. For retirement work that we choose to outsource, we aggressively manage third-party costs utilizing a competitive bidding process and leveraging our internal expertise.

Honorable Frank J. Pallone, Jr

January 10, 2024

In response to your questions about what standards Diversified follows for the retirement of wells, our well retirement work is performed in accordance with applicable state regulations and the associated permits with the respective states. We conduct monitoring for leaks both before and after plugging a well as required by state regulations. Once we complete the physical plugging of a well, we obtain formal approval from state regulators for the completion of the project.

On the production side of our business, we create jobs, pay royalties to local mineral owners, and pay production and property taxes. For our asset retirement side of the business, we create jobs, pay taxes, and provide an equally important reclamation benefit to the local communities in which we operate.

VI.       Our Approach to Calculating Well Retirement Obligations

Your letter requests information regarding the Company’s approach to estimating asset retirement costs. In our publicly accessible Audited Financial Statements and our regulatory financial filings, we provide substantial information and required disclosures to estimating our Asset Retirement Obligation. It is also important to note that our robust and transparent disclosures were specifically highlighted by the United Kingdom’s Financial Review Council in an October 2021 white paper on provision IAS37, noting Diversified’s expansive disclosure as a laudable example of how to provide fulsome and transparent estimates related to the Asset Retirement Obligation.

In addition to the information disclosed in regulatory financial filings, we also provide a detailed, voluntary Asset Retirement Supplement presentation on our website to aid stakeholders’ understanding. In this supplement, we provide a decision tree that outlines how we determine wells to plug versus those we place back into production. We also bridge the “PV-10 value” of the liability (which equates to the same basis on which the Company measures its Proved Reserves asset value) to the value we report in our financial reports under the International Financial Reporting Standards to which we report per our London-listed stock. We then provide an illustrative scenario whereby we project the cash flow from our assets over their remaining lives without additional purchases, demonstrating that the assets calculated cash flow is sufficient to (i) retire the assets at current values plus inflation, (ii) repay 100% of the Company’s debt, (iii) pay taxes and administrative costs, and (iv) pay distributions to our investors. This model provides users a framework to evaluate the Company’s assumptions and long-term plans. 5

As previously stated, we are continuing to invest in our internal asset retirement capabilities with our vertical integration of our Next LVL Energy asset retirement company. We currently have 16 plugging teams operating 17 rigs, which represents a significant portion of the total asset retirement capacity in the Appalachia region. Next LVL Energy is a full-service retirement company, which includes cement operations, wireline operations, transportation, construction, and permitting. These capabilities and our capacity allow us now to not only retire our own wells but also generate additional third-party revenues by providing a suite of services to well owners and states who manage orphan wells. These additional revenues can be utilized to help fund the cost associated with our own asset retirement program. Other macroeconomic factors, such as bond yield volatility, impact our estimates of our asset retirement obligations. We disclose our assumptions and methodology in public reports, including most recently in our June 2023 Interim Report. 6

5             See e.g., Diversified Energy, Asset Retirement Supplemental Presentation (2022), accessible at https://bit.ly/3U8nAgX.

6            See e.g., Diversified Energy, 2023 Interim Report 18 (2023), accessible at https://bit.ly/48iR3ZA.

Honorable Frank J. Pallone, Jr

January 10, 2024

We also note that as part of the energy transition, several companies are exploring alternative uses for wellbores, including conversion to hydrogen production and storage, carbon storage, or mechanical battery storage, which therefore does not necessarily require the traditional well retirement actions or financial obligations. In addition, the U.S. Department of Energy (DOE) has identified multiple technologies and options for the use of wellbores in the energy transition. Through the Wells of Opportunity Initiative, 7 DOE is leading multiple efforts to utilize oil and gas wells for the generation of energy. It is technological advances like these and the many others focused on improving the efficiency and techniques for asset retirement that will follow which will aid in the broad collaborative approach to addressing the challenge of the energy transition, including the retirement of end-of-life wells. We would be pleased to meet with the Committee or its staff to discuss these potential innovations.

* * * * * * * * *

Diversified is proud of our unique stewardship business model and for the role we play in responsibly contributing a vital supply of reliable and affordable natural gas, natural gas liquids, and oil to support the economy and effective energy transition. We are equally proud of the positive socio-economic impact our activities have on the communities, counties, and states in which we operate. We are an important part of the solution for economic growth and emissions reduction, and we remain committed to the responsible ownership and operation of existing energy infrastructure.

We appreciate your interest in these issues and the opportunity to share this information and our approach with the Committee.

Respectfully Submitted,

/s/ Paul Espenan
Paul Espenan
Senior Vice President, Environmental, Health,
Safety & Regulatory

7 See Dep. of Energy, Wells of Opportunity, accessible at https://bit.ly/3NV2RZP.

Honorable Frank J. Pallone, Jr

January 10, 2024

Cc:	The Honorable Cathy McMorris Rodgers Committee on Energy and Commerce

The Honorable Jeff Duncan

Subcommittee on Energy, Climate and Grid Security

The Honorable Diana DeGette

Subcommittee on Energy, Climate and Grid Security

The Honorable H. Morgan Griffith

Subcommittee on Oversight and Investigations

The Honorable Kathy Castor

Subcommittee on Oversight and Investigations

The Honorable Bill Johnson

Subcommittee on Environment, Manufacturing, and Critical Materials

The Honorable Paul Tonko

Subcommittee on Environment, Manufacturing and Critical Minerals